Filed by American Realty Capital Global Trust II, Inc.

Commission File No. 000-55624

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: American Realty Capital Global Trust II, Inc.

Commission File No. 000-55624

This filing relates to the proposed merger of American Realty Capital Global Trust II, Inc. (“Global II”) and Global Net Lease, Inc. (“GNL”). The following is a copy of an email communication sent by Global II’s proxy solicitor to remind stockholders to vote on the proposed merger.

Additional Information About the Proposed Transaction and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction, GNL and Global II filed a joint proxy statement/prospectus with the SEC on November 8, 2016. BOTH GNL’S AND GLOBAL II’S STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO), AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors may obtain free copies of the joint proxy statement/prospectus and other relevant documents filed by GNL and Global II with the SEC (if and when they become available) through the website maintained by the SEC at www.sec.gov.

Copies of the documents filed by GNL with the SEC are also available free of charge on GNL’s website at www.globalnetlease.com and copies of the documents filed by Global II with the SEC are available free of charge on Global II’s website at www.arcglobal2.com.

SPECIMEN

AMERICAN REALTY CAPITAL GLOBAL TRUST II 2016 Special Meeting December 20, 2016

Important proxy voting material is ready for your action.

Three

Ways to Vote

Now via Proxy Vote	Vote by December 19, 2016 11:59 PM ET

At the Meeting
Control Number: 0123456789012345
By Phone 1.800.454.8683	Account Number: 3456789012345678901

Dear American Realty Capital Global Trust II, Inc. Stockholder,

Earlier this month we mailed you proxy material related to the Special Meeting of American Realty Capital Global Trust II, Inc. (“Global II”) stockholders being held on December 20, 2016.

For the reasons set forth in the proxy statement, dated November 8, 2016 the Global II Board of Directors unanimously recommends that you vote “FOR” Proposals 1 and 2 (each copied below for reference).

1. To consider and vote on a proposal to approve the merger of the Company with and into Mayflower Acquisition LLC, a direct wholly owned subsidiary of Global Net Lease, Inc. (“GNL”), pursuant to the Agreement and Plan of Merger, dated as of August 8, 2016 (the “Merger Agreement”) by and among GNL, Global Net Lease Operating Partnership, L.P., the operating partnership of GNL, Mayflower Acquisition LLC, the Company and American Realty Capital Global II Operating Partnership, L.P., the Company’s operating partnership, and the other transactions contemplated by the Merger Agreement.

2. To consider and vote on a proposal to adjourn the special meeting to a later date or dates, if necessary or appropriate, as determined by Global II, to solicit additional proxies in favor of the proposal to approve the merger and the other transactions contemplated by the Merger Agreement.

We ask that you review the proxy materials and submit your vote in connection with the Special Meeting as soon as possible.

Your participation will help Global II achieve the required number of votes needed in order to hold the Special Meeting.

Your vote matters and Global II and we appreciate you taking a few minutes to vote now.

Global II has provided a recording of the webcast presentation on the proposed merger for your reference here:

http://www.tinyurl.com/ARCGlobalII. Global II offers this presentation as a supplement to the joint proxy statement/prospectus mailed to you earlier this month.

Please call us at 855-928-4487 to speak with an agent for live assistance with voting your shares.

Sincerely,

Broadridge Investor Communication Solutions, proxy solicitor for the Special Meeting being held by American Realty Capital Global Trust II, Inc.

INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. THESE MATERIALS ARE AVAILABLE FREE OF CHARGE ON THE SEC’S WEBSITE AT WWW.SEC.GOV, AT WWW.GLOBALNETLEASE.COM OR AT WWW.ARCGLOBALTRUST2.COM.

Important

Materials

Proxy Statement

Reminder Notice

Supplement

For holders as of October 25, 2016
CUSIP: 02918K102

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